Exhibit 7.1

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants

December 27, 2005

To the Board of Directors
Envirokare Tech, Inc.

After discussions with the board and officers of Envirokare Tech, Inc. concerning the issues raised in the comment letter from the Securities and Exchange Commission dated December 2, 2005, we believe that the Company's prior financial statements contain certain errors and material departures which will have to be corrected.

We therefore withdraw our audit report on the Company's financial statements for the years ended December 31, 2005 and 2003, respectively filed with the Form 10-KSB on April 15, 2005 and Form 10-KSB/A on April 22, 2005.

In conjunction with this withdrawal, the Company must file a Form 8-K within two days of receipt of this letter in accordance with Item 4.02.

/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, WA